

Nicolas Party (b. 1980)

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Shortly after Masterworks secured the Painting privately, another landscape painting by Party sold at Christie's in Hong Kong for $6.7 million, setting a new auction record for the artist, and more than doubling the previous auction record.

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Initial Offering Price
$2,664,000

Offering Circular
sec.gov

Similar Sales | Record Price | Repeat Sales


$6.0m
$4.0m
$2.0m
$0.0m
18
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22

Price Appreciation of Similar Works
68.6%

Sharpe Ratio	watch video
Nicolas Party	Not enough data
All Art	0.55
S&P 500	0.56

99% Progress

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WHY WE LIKE THIS PAINTING

- The Painting is a characteristic example of Swiss artist Nicolas Party's dreamlike landscapes, which employ bright color to explore form and atmosphere.
- In 2022, the Montreal Museum of Fine Art organized a survey of Party's work, titled "L'Heure Mauve," which included 100 artworks, as well as a series of large-scale murals. His work is included in several prominent collections, including the Hammer Museum in Los Angeles, the Long Museum in Shanghai, China, the Foundation Louis Vuitton in Paris, and the Rubell Family Collection in Miami, among others.
- Nicolas Party's auction market debut was in 2016, and his first pastel on canvas sold in a charity auction in 2018 for $330,000, more than four times its presale estimate of $60,000 to $80,000. In the wake of his inaugural exhibition with mega gallery Hauser & Wirth in 2020, the average price point for Party's works on canvas, linen or board increased from $782,460 in 2020 to $1,947,420 in 2021, a 149% increase over that time period.
- Our acquisitions team has reviewed approximately 30 examples of work by Party, many of which are priced in excess of $1 million. Of these 30 works, this is the first one we have selected to be offered on the Masterworks platform.
- As of December 5, 2022, pastel landscape paintings with similar formats and compositions to the Painting represent the artist's top three auction records and have sold in excess of $2.4 million, including: *Blue sunset* (2018), which sold for $6,667,293 in November 2022, *Landscape* (2021), which sold for $3,270,000 in November 2021, and *Landscape* (2015), which sold for $2,958,329 in December 2021.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



NICOLAS

PARTY

b. 1980, SWITZERLAND



Soft pastel on linen | 90 × 32 in. (229 × 81 cm.)

Nicolas Party is a contemporary artist and sculptor known for his vibrant, playful use of color.

$2,664,000

INITIAL OFFERING

68.6%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a characteristic example of Swiss artist Nicolas Party's dreamlike landscapes, which employ bright color to explore form and atmosphere. Executed in 2017, the Painting depicts a chromatic forest scene with crisply-rendered trees, distinctive for their linear trunks and bulbous shrubbery, set against a stark white background. Party's unique vision of the natural world likely derives from his childhood memories of Switzerland's mountainous geography, combined with his early experience as a 3-D animator, which informs the Painting's graphic and surreal aesthetic. Measuring almost eight feet in height, the Painting expands upwards with impressive verticality—visually echoing the elongated trees framed within the composition. The artist's use of large-format, vertical orientations create an immersive experience meant to feel environmental. Party suggests his intent is to "grab the audience directly and 'lock' them in the work as long as possible. When the viewer is inside the painting, my hope is that its complexity can be revealed." In addition to the Painting's typical subject and format, the work also illustrates Party's mastery of pastel — his primary medium. The artist's preferred material was particularly popular in the 17th and 18th centuries, and allows him to work with a sense of speed and immediacy, building up layers of shading and vibrancy with his fingertips. As of December 5, 2022, pastel landscape paintings with similar formats and compositions to the Painting account for four of the artist's top ten auction records and have sold in excess of $1.5 million, including: *Landscape* (2021), which sold for $3,270,000 at Christie's, New York, on November 9, 2021, and *Landscape* (2015), which sold for HKD 23,050,000 ($2,958,329) at Christie's, Hong Kong, on December 1, 2021. The Painting's subject, format, and medium make it a commercial and desirable work by Nicolas Party.

AS OF DECEMBER 5, 2022, PARTY'S TOP THREE AUCTION RECORDS ARE LED BY: *BLUE SUNSET* (2018), WHICH SOLD FOR HKD 52,050,000 ($6,667,293) AT CHRISTIE'S, HONG KONG, ON NOVEMBER 30, 2022, *LANDSCAPE* (2021), WHICH SOLD FOR $3,270,000 AT CHRISTIE'S, NEW YORK, ON NOVEMBER 9, 2021, AND *LANDSCAPE* (2015), WHICH SOLD FOR HKD 23,050,000 ($2,958,329) AT CHRISTIE'S, HONG KONG, ON DECEMBER 1, 2021.

Nicolas Party's auction market debut was in 2016, and his pastel on canvas first sold in a charity auction at Phillips, New York in 2018 for $330,000, more than four times its presale estimate of $60,000 to $80,000. In the wake of his inaugural exhibition with mega gallery Hauser & Wirth in 2020, the average price point for Party's works on canvas, linen or board increased from $782,460 in 2020 to $1,947,420 in 2021, a 149% increase over that time period. As of December 5, 2022, Party's top ten price records at auction have all been achieved since October 2021, and are dominated by his fantastical landscapes and still life paintings. His top three auction records are led by: *Blue sunset* (2018), which sold for HKD 52,050,000 ($6,667,293) at Christie's, Hong Kong, on November 30, 2022, *Landscape* (2021), which sold for $3,270,000 at Christie's, New York, on November 9, 2021, and *Landscape* (2015), which sold for HKD 23,050,000 ($2,958,329) at Christie's, Hong Kong, on December 1, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$7.0M
$5.3M
$3.5M
$1.8M
2018
2019
2020
2021
2022

Nicolas Party (b. 1980, Lausanne, Switzerland) is a contemporary artist and sculptor known for his vibrant, playful use of color. His primary medium is soft pastel, which heightens the intensity of his palettes and contributes to his unique visual language, which often returns to fantastical landscapes, still lifes and surrealist figures. In the early 1990s Party was involved in the Swiss graffiti scene, and enrolled at the Lausanne School of Art, where he received a BA degree in 2004. In 2009, he completed a Masters of Fine Art at the Glasgow School of Art and the following year received successive solo shows at galleries in Lausanne, Glasgow and Edinburgh. In 2016, Party was commissioned to produce a site-specific mural at the Dallas Museum of Art, which constituted his first solo institutional presentation in the United States. He subsequently created a similar mural for the Hammer Museum in Los Angeles. The artist has received additional solo exhibitions at other prominent institutions, including the Hirshhorn Museum and Sculpture Garden in Washington D.C. and the Poldi Pezzoli Museum in Milan, Italy. In 2022, the Montreal Museum of Fine Art organized a survey of Party's work, titled "L'Heure Mauve," which included 100 artworks, as well as a series of large-scale murals. His work is included in several prominent collections, including the Hammer Museum in Los Angeles, the Long Museum in Shanghai, China, the Foundation Louis Vuitton in Paris, and the Rubell Family Collection in Miami, among others. As of December 5, 2022, the artist splits his time between New York and Brussels, and is represented by several prominent galleries, including Hauser & Wirth and Xavier Hufkens.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Nicolas Party with the following criteria: all landscape or architectural landscape paintings on canvas or linen, executed 2014 to present. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 68.6% CAGR implied from selected sales occurring from September 21, 2018 to November 30, 2022.

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